NEWS RELEASE March 17, 2009 Symbol: Canada TSX.V – TVC Frankfurt – TGP

Tournigan Begins Preliminary Assessment at
High-Grade Kuriskova Uranium Deposit

Vancouver, March 17, 2009 – Tournigan Energy Ltd.  (TVC: TSX-V; TGP: Frankfurt) announced today that the company has awarded Pincock Allen Holt (PAH) of Lakewood, Colorado a contract for the preparation of an NI 43-101 compliant preliminary assessment (scoping study) of its Kuriskova uranium deposit in eastern Slovakia. The work is to commence immediately with its results expected to be completed by June 2009. Tournigan has also retained Resource Development Inc. (RDI) of Wheatridge, Colorado for metallurgical testing of Kuriskova samples, the results of which will be incorporated into the preliminarily assessment.  In addition to the recovery of uranium, the metallurgical test work will also examine the recovery of molybdenum as a byproduct.

The result of the studies will provide insight into a mine plan and processing plant flow-sheet for Kuriskova. It will also provide a basis for determining capital and operating costs, project economics and will identify the environmental and permitting aspects of the project.

“Awarding these contracts represents a key milestone for the development of the Kuriskova uranium deposit,” said Dorian L. (Dusty) Nicol, Tournigan’s president and CEO. “Our resource update, released February 24, 2009 demonstrated more than a doubling of pounds of uranium oxide in the indicated resource and increased the indicated grade to 0.558 percent uranium oxide.  We expect that at this grade, the results of the preliminary assessment will demonstrate an attractive project with robust economics. Assuming a positive preliminary assessment report, our plans are to initiate a pre-feasibility study which is expected to be completed in the first half of 2010. We are pleased to be working with PAH and RDI, both well-regarded firms known for their high standards, at this important stage of the development of our flagship property in Slovakia.”

About Tournigan Energy Ltd.

Tournigan Energy is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure and, as of January 1, 2009, has adopted the Euro currency. Tournigan Energy is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320 or visit www.tournigan.com.

Unit 1 - 15782 Marine Drive, White Rock, BC Canada V4B 1E6
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com